Exhibit (a)(1)(O)

TENDER OFFER INSTRUCTION FORM

TALEND S.A.

American Depositary Shares held through Solium Capital LLC

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ THE FOLLOWING INSTRUCTIONS

You are receiving this communication in connection with the tender offer by Tahoe Bidco B.V. to purchase all of the outstanding ordinary shares, nominal value €0.08 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), of Talend S.A., a société anonyme organized under the laws of France (“Talend”), for U.S. $66.00 per Ordinary Share and U.S. $66.00 per ADS, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 11, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal (collectively with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Our records show that you are the owner of ADSs held through Solium Capital LLC, the equity plan administrator for Talend (the “Administrator”). You may instruct the administrator to tender some or all of the ADSs it holds on your behalf by completing this instruction form.

Your participation in this tender offer is voluntary. If you wish to make an election please complete the form on the reverse side. If you do not wish to make an election, no action is required.

This instruction form is accompanied by the Offer to Purchase and other documents related to the Offer. These documents contain important information about the Offer and you are encouraged to read them in their entirety.

YOUR INSTRUCTION MUST BE RECEIVED BY EQUINITI TRUST COMPANY NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 22, 2021, OR YOUR COMPANY SHARES WILL NOT BE TENDERED.

Submission Instructions. You should submit your instructions to Equiniti Trust Company, the Depositary for the Offer, at the address set forth on the following page. Please note that due to administrative considerations, the time by which your instructions must be received by the Depositary is earlier than the expiration date for the Offer.

Talend Ordinary Shares or ADSs Not Held by Administrator. The process outlined in this Tender Offer Instruction Form applies only to ADSs held by the Administrator on your behalf. If you own any other Talend ADSs or Ordinary Shares and wish to tender them (for example, in a brokerage account), you must follow the general instructions set forth in the Offer. If you hold options, unvested free shares, or warrants and you wish to coordinate the exercise and/or tender of such securities, you should refer to the separate instruction letters circulated by Talend to the holders of such securities.

ADSs Issued After Commencement of Offer. Some holders may be issued additional ADSs through the Administrator prior to the expiration of the Offer (due to the vesting of equity awards or otherwise). Such shares may be tendered by checking the first box on the following page, which will instruct the Administrator to tender all ADSs held on your behalf. If you are uncertain of your holdings or whether you may receive additional ADSs prior to the expiration of the Offer, you should contact Talend for additional information.

Withdrawal Rights. Your direction will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on Thursday, July 22, 2021, unless the tender offer is extended. In order to make an effective withdrawal, you must submit written request to the Depositary.

Certain Tax Considerations. Participation in the Offer may subject you to taxation. In some cases, ADSs issued in respect of vested free shares may not have satisfied certain tax holding periods imposed under French law, and tendering such ADSs in the offer could subject you to additional taxation. If you are uncertain of the tax consequences of tendering your ADSs, you are urged to consult with a qualified tax adviser.

PLEASE COMPLETE THE FOLLOWING IF YOU WISH TO TENDER ADSS

In connection with the Offer by Tahoe Bidco B.V. for all of the outstanding Ordinary Shares and ADSs of Talend S.A., I hereby instruct the Administrator to tender the ADSs held on my behalf in accordance with the directions below:

☐	I direct the Administrator to tender ALL of the ADSs held on my behalf (including any ADSs which may be issued following the date of this instruction but prior to the expiration of the Offer).

or

☐

I direct the Administrator to tender the number of ADSs set forth below (If you check this box but fail to insert a number of ADSs, your direction will be treated as a direction NOT to tender any of the ADSs held by the Administrator on your behalf).

                          ADSs to be tendered

Printed Name	, 2021
Signature	Date

Tender Offer Instructions that are not timely received will be treated as an instruction not to tender the Company Shares.

Please submit your written instructions by mailing this completed form to Equiniti Trust Company, the Depositary for the Offer, at the address set forth below.

By registered, certified or express mail:	By overnight courier:
Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120